UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F x Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes __ No x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ No x

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2022

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO

BLADEX ANNOUNCES PROFIT FOR THE FIRST QUARTER 2022 OF $11.1 MILLION, OR $0.31 PER SHARE; ON HIGHER CREDIT PROVISIONS ASSOCIATED TO SOLID PORTFOLIO GROWTH

PANAMA CITY, REPUBLIC OF PANAMA, May 4, 2022

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the First Quarter (“1Q22”) ended March 31, 2022.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	1Q22	4Q21	1Q21
Key Income Statement Highlights
Net Interest Income ("NII")	$25.7	$24.8	$18.9
Fees and commissions, net	$3.9	$6.2	$3.0
Gain (loss) on financial instruments, net	$0.6	($1.3)	($0.1)
Other income, net	$0.0	$0.1	$0.1
Total revenues	$30.2	$29.8	$22.0
Provision for credit losses	($8.1)	($0.2)	$0.0
Gain on non-financial assets, net	$0.0	$0.7	$0.0
Operating expenses	($11.0)	($10.3)	($9.1)
Profit for the period	$11.1	$20.1	$12.8
Profitability Ratios
Earnings per Share ("EPS") (1)	$0.31	$0.54	$0.32
Return on Average Equity (“ROAE”) (2)	4.5%	7.9%	5.0%
Return on Average Assets (“ROAA”)	0.6%	1.1%	0.8%
Net Interest Margin ("NIM") (3)	1.32%	1.42%	1.24%
Net Interest Spread ("NIS") (4)	1.15%	1.26%	1.04%
Efficiency Ratio (5)	36.4%	34.6%	41.6%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (6)	$8,412	$7,365	$6,097
Commercial Portfolio (7)	$7,321	$6,540	$5,708
Investment Portfolio	$1,091	$825	$389
Total assets	$8,458	$8,038	$6,375
Total equity	$1,005	$992	$1,037
Market capitalization (8)	$565	$601	$601
Tier 1 Capital to risk-weighted assets (Basel III – IRB) (9)	16.2%	19.1%	26.3%
Capital Adequacy Ratio (Regulatory) (10)	13.4%	15.6%	19.4%
Total assets / Total equity (times)	8.4	8.1	6.1
Liquid Assets / Total Assets (11)	9.2%	17.5%	15.6%
Credit-impaired loans to Loan Portfolio (12)	0.2%	0.2%	0.2%
Total allowance for losses to Credit Portfolio (13)	0.7%	0.6%	0.7%
Total allowance for losses to credit-impaired loans (times) (13)	5.2	4.4	4.2

BUSINESS HIGHLIGHTS
•The Bank’s Credit Portfolio increased 38% YoY and 14% QoQ, to reach record levels of $8.4 billion as of March 31, 2022. This growth was driven by Commercial Portfolio reaching $7.3 billion (+28% YoY; +12% QoQ) along with increased credit investment securities to $0.9 billion, aimed to diversify exposures and complement the Bank’s commercial activities.
•The Commercial Portfolio’s growth trend of seven consecutive quarters is propelled by stronger demand from the Bank’s traditional client base, mainly top tier corporations, boosted by higher commodity prices and trade flows in the Region. The Bank continued to focus its origination on portfolio diversification, preserving the high quality of its borrowers, as evidenced by the successful collection of all scheduled loan maturities, as well as by the short-term nature of its business (74% maturing in less than a year).

•Bladex´s liquidity position, consisting of cash and due from banks and highly rated corporate debt securities (‘A-‘ or above), stood at $0.8 billion, or 9% of total assets as of March 31, 2022. The Bank relies on sustained deposit levels and well diversified funding sources with ample access to global debt and capital markets, such as the re-opening of a debt placement in the Mexican market for an amount equivalent of $150 million, and a $300 million global syndicated transaction, during 1Q22.
•Alongside Bladex’s portfolio growth is its asset quality preservation, as credit-impaired loans (“NPLs”) remained unchanged at $11 million or 0.2% of total Loan Portfolio as of March 31, 2022. Credits categorized as Stage 2 under IFRS 9 (with increased risk since origination) represented 2% of total credits, unchanged QoQ and down from 5% a year ago, with the remaining 98% categorized as Stage 1 or low-risk credits.
•As of March 31, 2022, the total allowance for credit losses increased 24% YoY and 17% QoQ to reach $55.2 million, representing 0.7% of total Credit Portfolio, and 5.2 times NPL balances. The $8.1 million provision for credit losses in 1Q22 was closely tied to the Bank’s Credit Portfolio growth.
•Bladex’s Profit for 1Q22 totaled $11.1 million (-13% YoY; -45% QoQ), as the increase in top-line revenues (+38% YoY; +1% QoQ) was mainly offset by the aforementioned credit provision charges.
•NII continued its quarterly growth trend since a year ago, up 36% YoY and 4% QoQ, to $25.7 million for 1Q22, mainly resulting from the effect of higher average net lending rates and volumes.
•Fees and Commissions, net, totaled $3.9 million in 1Q22 (+30% YoY; -37% QoQ). Fees from the Bank’s letters credit business sustained its growth trend performance (+31% YoY; +6% QoQ), although impacted by the uneven nature of the transaction-based syndication business when compared to the 4Q21.
•As of March 31, 2022, the Bank´s Tier 1 Basel III Capital and Regulatory Capital Adequacy Ratios stood at 16.2% and 13.4%, respectively, due to higher risk-weighted assets on increased Loan and Investment Portfolios, while equity levels remained relatively stable at over $1 billion.

CEO's Comments

Mr. Jorge Salas, Bladex’s Chief Executive Officer said: “This quarter was record-breaking in terms of asset growth, reaching USD8.5 billion in total assets on the back of a strong Commercial Portfolio performance. This is now the seventh consecutive quarter of continued growth, as we have been actively taking advantage from increased demand in countries and sectors benefiting from the positive trend in trade volumes, as the increase in commodity prices are a favorable development for net commodity exporters in Latin America.”
Mr. Salas added: “To support this growth, Bladex continues to rely on its resilient level of deposits and ample access to debt and capital markets. During the quarter, Bladex successfully reopened a debt placement in the Mexican capital market for 3 billion Mexican Pesos or approximately USD 150 million, and entered into a USD 300 million global syndicated transaction. These new resources allow us to keep funding our commercial growth while maintaining a cost-efficient, diversified and resilient funding base.”
Mr. Salas also indicated: “Interest income does not reflect the full impact of the increased volume of commercial assets observed during the quarter, as most of the growth took place during the last weeks of the quarter and the Bank maintained higher liquidity levels at the onset of the year, in anticipation of the expected increase of its credit portfolio. The robust asset growth should provide a strong basis for a sustained improvement of the Bank’s revenue flows in the coming months.”
Mr. Salas concluded: “Even though growth forecasts for the Region have been revised down slightly, while inflation continues to rise strongly, with official interest rates expected to move further into restrictive territory, we are confident in our ability to increase the profitability of our credit portfolio given its high turnover and the favorable market dynamics that benefit our business model, which, coupled with our expertise in the Region, allows us to continue to serve our clients’ increasing financing needs.”

RECENT EVENTS

▪Quarterly dividend payment: The Board approved a quarterly common dividend of $0.25 per share corresponding to the first quarter 2022. The cash dividend will be paid on June 1, 2022, to shareholders registered as of May 16, 2022.
▪Annual Shareholders’ Meeting Results: At the Annual Shareholders’ Meeting held on April 27, 2022, in Panama City, Panama, shareholders:
•Elected Mr. Fausto de Andrade Ribeiro as Director representing Class “A” shares of the Bank’s common stock
•Elected Mrs. Lorenza Martinez, Mr. Ricardo Manuel Arango and Mr. Roland Holst as Directors representing Class “E” shares of the Bank’s common stock.
•Approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2021.
•Ratified KPMG as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2022.
•Approved, on an advisory basis, the compensation of the Bank’s executive officers

Notes:
•Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

•QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.
Footnotes:
1)Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.
2)ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.
3)NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.
4)NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.
5)Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.
6)The Bank’s “Credit Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.
7)The Bank’s “Commercial Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.
8)Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.
9)Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or “IRB” for credit risk and standardized approach for operational risk.
10)As defined by the Superintendency of Banks of Panama through Rules No. 01-2015 and 03-2016, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset’s categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.
11)Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls; as well as highly rated corporate debt securities (above ‘A-‘). Liquidity ratio refers to liquid assets as a percentage of total assets.
12)Loan Portfolio refers to gross loans at amortized cost, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.
13)Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and government actions intended to limit its spread; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX
Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION
There will be a conference call to discuss the Bank’s quarterly results on Wednesday, May 4, 2022 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 420-1271 in the United States or, if outside the United States, (785) 424-1205. Participants should use conference passcode 47922, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion and will remain available for 30 days. Please dial (888) 219-1264 and follow the instructions. The replay passcode is: 47922.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez
Chief Financial Officer
Tel: +507 210-8563
E-mail address: amendez@bladex.com
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